UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)

                 KRUPP REALTY FUND, LTD. - III
                        (Name of Issuer)

        UNITS OF INVESTOR LIMITED PARTNERSHIP INTERESTS
                 (Title of Class of Securities)

                          501128 10 2
                         (CUSIP Number)

                   Bonnie D. Podolsky, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications)

                   January 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     SCHEDULE 13D - AMENDMENT NO. 1


               This statement constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 10, 1997 (the "Original Filing" and as amended hereby, the "Schedule 13D")on behalf of American Holdings I, L.P., a Delaware limited partnership, American Holdings I - GP, Inc., a Delaware corporation, American Property Investors, Inc., a Delaware corporation, Longacre Corp., a Delaware corporation and Carl C. Icahn (collectively, the "Reporting Persons").


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          The third paragraph of Item 6 of the Original Filing is hereby amended and restated as follows:

          The discussion herein of the LFG Standstill Agreement, the Assumption Agreement and the Krescent-AHI Agreement is subject to and qualified in its entirety by reference to such agreements, which are filed as exhibits to this Schedule 13D.

Item 7.   Material to Be Filed as Exhibits

          The documents listed below are filed as exhibits to this Schedule
          13D:

          (a)
          Exhibit 1. Settlement Agreement and Release, dated June 27, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

                         (filed herewith)

          Exhibit 2. First Amendment to Settlement Agreement and Release, dated October 8, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

                         (filed herewith)

          Exhibit 3. Second Amendment to Settlement Agreement, dated January 6, 1997, between The Krupp Corporation and Liquidity Financial Group, L.P.

                         (filed herewith)

          Exhibit 4. Letter Agreement, dated January 8, 1997, between Krescent Partners, L.L.C. and American Holdings I, L.P.

                         (filed herewith)

          Exhibit 5. Assumption Agreement, dated January 8, 1997, between American Holdings I, L.P. and Liquidity Financial Group, L.P.

                         (filed herewith)

          Exhibit 6. Joint Filing Agreement, dated February 10, 1997, among American Holdings I, L.P., American Holdings I-GP, Inc., American Property Investors, Inc., Longacre Corp., and Carl C. Icahn

                         (filed on February 10, 1997 as Exhibit 6 to the Original Filing)

                               SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated February 11, 1997


                    AMERICAN HOLDINGS I, L.P.
                    By: AMERICAN HOLDINGS I,- GP, INC. ,General Partner


                    By: /s/ Henry J. Gerard
                            Henry J. Gerard
                    Title:  Vice President



                    AMERICAN HOLDINGS I, GP, INC.


                    By: /s/ Henry J. Gerard
                            Henry J. Gerard
                    Title:  Vice President


                    AMERICAN PROPERTY INVESTORS, INC.


                    By: /s/ John P. Saldarelli
                            John P. Saldarelli

                    Title: Vice President


                    LONGACRE CORP.


                    By: /s/ Edward Mattner
                            Edward Mattner

                    Title: President


                    CARL C. ICAHN


                    By: /s/ Theodore Altman
                            Theodore Altman
                            Attorney-In-Fact




             (Signature Page for Krupp Realty Fund Ltd. III
                    Amendment No. 1 to Schedule 13D)

                              Exhibit Index


Exhibit

1. Settlement Agreement and Release, dated June 27, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

2. First Amendment to Settlement Agreement and Release, dated October 8, 1996, between The Krupp Corporation and Liquidity Financial Group, L.P.

3. Second Amendment to Settlement Agreement, dated January 6, 1997, between The Krupp Corporation and Liquidity Financial Group, L.P.

4. Letter Agreement, dated January 8, 1997, between Krescent Partners, L.L.C. and American Holdings I, L.P.

5. Assumption Agreement, dated January 8, 1997, between American Holdings I, L.P. and Liquidity Financial Group, L.P.

6. Joint Filing Agreement, dated February 10, 1997, among American Holdings I, L.P., American Holdings I-GP, Inc., American Property Investors, Inc., Longacre Corp., and Carl C. Icahn